

02005590

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31660

RECEIVED FEB 07 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chancellor Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50-08 96 St
(No. and Street)

Corona (City) NY (State) 11368-3043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shew F. Chan 718 271 8874 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucy Lee Low CPA
(Name — *if individual, state last, first, middle name*)

210 Canal St ste# 408 (Address) NY (City) NY (State) 10013 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shew F. Chan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chancellor Securities, Inc, as of Dec 28, 2001, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Pres.
Title

[signature]
Notary Public

LUCY LEE LEW
Notary Public, State of New York
[illegible]48077 Qualified in Rockland County
~~Certificate Filed in New York County~~
[illegible] 01

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHANCELLOR SECURITIES INC.

FINANCIAL STATEMENT
FISCAL YEAR ENDED SEPTEMBER 30, 2001

TABLE OF CONTENTS PAGE

LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT
210 CANAL STREET, ROOM 408, NEW YORK, NY 10013
TELE :(212) 406 - 2838 FAX : (212) 406 - 2839

DECEMBER 27, 2001

BOARD OF DIRECTORS
CHANCELLOR SECURITIES INC.
50 - 08 96TH ST.
CORONA, NEW YORK, 11368

TO: BOARD OF DIRECTORS OF CHANCELLOR SECURITIES INC.

I HAVE EXAMINED THE BALANCE SHEET OF CHANCELLOR SECURITIES INC. AS OF SEPTEMBER 30, 2001 AND THE RELATED STATEMENTS OF INCOME AND EXPENSES, RETAINED EARNINGS AND CASH FLOWS FOR THE PERIOD THEN ENDED. MY EXAMINATION WAS MADE IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS AND ACCORDINGLY, SUCH TESTS OF THE ACCOUNTING RECORDS AND OTHER SUCH AUDITING PROCEDURES AS I DEEMED NECESSARY IN THE CIRCUMSTANCES.

IN MY OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY THE FINANCIAL POSITION OF CHANCELLOR SECURITIES INC. AS OF SEPTEMBER 30, 2001, AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEAR THEN ENDED, IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES APPLIED ON A CONSISTENT BASIS WITH THAT OF THE PRECEDING YEAR.

LUCY LEE LEW



CHANCELLOR SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2001

ASSETS

CURRENT ASSETS :		
CASH - UNRESTRICTED	$1,143	
INVESTMENT	23,346	
NASD WARRANT	3,300	
DUE FROM ERNST	637	

TOTAL CURRENT ASSETS		$28,426
OFFICE EQUIPMENT & FURNITURE		
(AT COST, LESS ACCUMULATED DEPRECIATION OF $11,246)		1,359

TOTAL ASSETS		$29,785
		======

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES :		
ACCRUED EXPENSES PAYABLE	$812	
DUE TD WATERHOUSE (MARGIN ACCT)	1,326	
DEFERRED CORPORATE TAX	840	

TOTAL LIABILITIES		$2,978
SHAREHOLDERS' EQUITY :		
COMMON STOCK	$10,000	
RETAINED EARNINGS	16,807	

TOTAL SHAREHOLDERS EQUITY		26,807

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$29,785
		======

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC.
STATEMENT OF INCOME EXPENSES AND RETAINED EARNINGS
YEAR ENDED SEPTEMBER 30, 2001

COMMISSIONS EARNED		$13,543
GENERAL & ADMINISTRATIVE EXPENSES :		
INFORMATION SERVICES	$4,199	
OFFICE EXPENSES (SCHEDULE A)	2,632	
OTHER EXPENSES (SCHEDULE B)	17,174	

TOTAL GENERAL & ADMINISTRATIVE EXPENSES		24,005

LOSS FROM OPERATIONS		(10,462)
OTHER INCOME (LOSS)		
GAIN ON INVESTMENT	($15,572)	
INTEREST & DIVIDEND INCOME	$599	

TOTAL OTHER LOSS		(14,973)

INCOME BEFORE TAX		(25,435)
LESS: PROVISION FOR INCOME TAX		(455)

NET LOSS		(25,890)
		=======
RETAINED EARNINGS (DEFICIT) - BEGINNING BALANCE		$42,697
NET INCOME		-25,890

RETAINED EARNINGS (DEFICIT) - ENDING BALANCE		$16,807
		=======

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC
SCHEDULES OF EXPENSES
YEAR ENDED SEPTEMBER 30, 2001

SCHEDULE (A) - OFFICE EXPENSES

TELEPHONE	2,255
DEPRECIATION - OFFICE EQUIPMENT & FURNITURE	377

TOTAL OFFICE EXPENSES	2,632
	=======

SCHEDULE (B) - OTHER EXPENSES

BANK SERVICE CHARGE	$303
BROKERAGE ACCT FEE	2148
INSURANCE	658
INTEREST	1,174
MEMBERSHIP AND LICENSE FEE	1,745
MISC. EXP.	300
PROFESSIONAL FEES	725
SALARY & PAYROLL TAXES	10,121

TOTAL OTHER EXPENSES	$17,174
	======

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC.
STATEMENT OF CASH FLOWS
SEPTEMBER 30, 2001

CASH BALANCE - OCTOBER 1, 2000		$77,266
USE OF CASH FLOWS :		
LOSS FROM OPERATION	($25,890)	
NON - CASH ITEMS :		
DEPRECIATION & AMORTIZATION	377	
DECREASE IN ACCOUNTS PAYABLE	(1,376)	
DECREASE IN OTHER LIABILITY	(21,951)	
TOTAL USE OF CASH FLOWS		-48,840
TOTAL CASH FLOWS AVAILABLE		$28,426
CASH BALANCE - SEPTEMBER 30, 2001		$28,426

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES :

PRINCIPLES OF ACCOUNTING :

THE COMPANY'S POLICY IS TO PREPARE ITS FINANCIAL STATEMENTS ON AN ACCRUAL BASIS. UNDER THIS BASIS, REVENUES ARE RECOGNIZED WHEN EARNED AND EXPENDITURES ARE RECOGNIZED WHEN INCURRED.

DEPRECIATION

EQUIPMENT AND FURNITURE ARE DEPRECIATED USING THE STRAIGHT LINE METHOD OVER THEIR ESTIMATED USEFUL LIVES OF SEVEN YEAR. LISTED PROPERTY ARE DEPRECIATED OVER FIVE YEARS. SIGNIFICANT ADDITIONS AND IMPROVEMENTS ARE CAPITALIZED. REPAIR & MAINTENANCE ARE CHARGED TO CURRENT OPERATION AS INCURRED.

2 CASH - UNRESTRICTED

CASH BALANCE OF $1143 CONSISTS OF THE FOLLOWING :

CASH IN BANK	$1,143
TOTAL	$1,143

3 EQUIPMENT & FURNITURE

EQUIPMENT AND FURNITURE AND THEIR RESPECTIVE ACCUMULATED DEPRECIATION ARE COMPOSED OF THE FOLLOWING :

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
EQUIPMENT	$11,674	$10,315	$1,359
FURNITURE	162	162	0
TOTAL	$11,836	$10,477	$1,359

4 ACCRUED EXPENSES PAYABLE

ACCRUED EXPENSES PAYABLE COMPRISES OF THE FOLLOWING :

ACCRUED EXPENSES	$512
ACCRUED CORPORATE INCOME TAX	300

TOTAL	$812

5 DEFERRED CORPORATE TAX

DEFERRED INCOME TAXES PROVIDED FOR DIFFERENCE BETWEEN FINANCIAL STATEMENT AND INCOME TAX REPORTING, PRINCIPALLY FROM THE USE OF SECTION 179 DEDUCTION FOR INCOME TAX PURPOSES IN PRIOR TAX YEAR AS WELL AS FROM INVESTMENT GAINS NOT YET RECOGNIZED FOR TAX PURPOSES.

LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT
210 CANAL STREET, ROOM 408, NEW YORK, N.Y. 10013
TELE : (212) 406 - 2838 FAX : (212) 406 - 2839

DECEMBER 27, 2001

BOARD OF DIRECTORS
CHANCELLOR SECURITIES INC.
50 - 08 96TH ST.
CORONA, NY 11368

TO THE BOARD OF DIRECTORS OF CHANCELLOR SECURITIES INC.

MY EXAMINATION WAS MADE FOR THE PURPOSE OF FORMING AN OPINION ON THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE. THE STATEMENT OF CHANGES IN LIABILITIES, STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPUTATION OF NET CAPITAL ARE PRESENTED FOR PURPOSE OF ADDITIONAL ANALYSIS AND IS NOT A REQUIRED PART OF THE BASIC FINANCIAL STATEMENTS. SUCH INFORMATION HAS BEEN SUBJECTED TO THE AUDITING PROCEDURES APPLIED IN THE EXAMINATION OF THE BASIC FINANCIAL STATEMENTS AND, IN MY OPINION, IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE.

LUCY LEE LEW



CHANCELLOR SECURITIES INC.
STATEMENT OF CHANGES IN LIABILITIES
SEPTEMBER 30, 2001

BALANCE, BEGINNING OF PERIOD	$26,305
INCREASES	0
DECREASES	(23,327)
BALANCE, END OF PERIOD	$2,978

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2001

BALANCE, BEGINNING OF PERIOD	$52,697
NET LOSS	(25,890)
BALANCE, END OF PERIOD	$26,807

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

CHANCELLOR SECURITIES INC
COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2001

TOTAL ASSETS		$29,785
LESS :	TOTAL LIABILITES	2,978
TOTAL NET WORTH		$26,807
LESS :	NON - ALLOWABLE ASSETS	1,359
TENTATIVE NET CAPITAL		$25,448
LESS :	HAIRCUTS ON MARKETABLE SECURITIES	(6,802)
NET CAPITAL		18,646
LESS :	MINIMUM NET CAPITAL REQUIRED	5,000
EXCESS NET CAPITAL		$13,646

$2,978 (AGGREGATED INDEBTNESS) / $18,646 (NET CAPTIAL)	=	15.98%

SEE ACCOUNTANT'S REPORT AND NOTES TO FINANCIAL STATEMENTS

LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT
210 CANAL STREET, ROOM 408, NEW YORK, N.Y. 10013
TELE : (212) 406 - 3828 FAX : (212) 406 - 2839

DECEMBER 27, 2001

BOARD OF DIRECTORS
CHANCELLOR SECURITIES INC.
50 - 08 96TH ST.,
CORONA, NY 11368

TO THE BOARD OF DIRECTORS OF CHANCELLOR SECURITIES INC.

AT YOUR REQUEST, I HAVE PERFORMED THE PROCEDURES ENUMERATED BELOW WITH RESPECT TO A RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND YOUR CORRESPONDING FOCUS REPORT PART II A AS OF SEPTEMBER 30, 2001. THE PROCEDURES I PERFORMED ARE SUMMARIZED AS FOLLOWS :

A. BALANCE OF EACH ASSET AND LIABILITY ITEM IN THE FOCUS REPORT ARE COMPARED TO AUDITED FINANCIAL STATEMENTS.

B. ALL TOTALS ARE FOOTED AND NET CAPITAL CALCULATED IN THE FOCUS REPORT PART II A

C. COMPARISION OF THE BALANCE OF TOTAL ASSETS, TOTAL LIABILITIES AND NET CAPITAL TO AUDITED FINANCIAL STATEMENTS INDICATED THE FOLLOWINGS :

	AUDITED COMPUTATION	PER FOCUS REPORT PART II A	DIFFERENCE
TOTAL ASSETS	$29,785	$28,497	$1,288
TOTAL LIABILITIES	2,978	1,501	-1,477
TOTAL NET WORTH	26,807	26,996	-189
LESS : NON - ALLOW - ABLE ASSET	1,359	0	-1,359
TENTATIVE NET CAPITAL	25,448	26,996	-1,548
LESS : HAIRCUTS	6,802	6,801	-1
NET CAPITAL	$18,646	$20,195	-$1,549
RATIO	15.98%	7.44%	

DIFFERENCES ARE MAINLY ATTRIBUTABLE TO THE FOLLOWING FACTORS :

1. FIXED ASSETS ARE NOT CAPITALIZED ON FOCUS REPORT.
   AS A RESULT, FIXED ASSETS ARE NOT INCLUDED IN THE
   "NON - ALLOWABLE ASSETS" ACCOUNT.

2. INCOME TAX AND EXPENSES ARE NOT ACCRUED ON FOCUS REPORT.

3. COMMISSION INCOME REPORTED WERE NET OF BROKERAGE EXPENSES.

4. MATHEMATICAL ERROR IN CALCULATING INVESTMENT LOSS.

HOWEVER, THE DIFFERENCES HAVE BEEN RECONCILED TO MY
SATISFACTION.



LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT

LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT
210 CANAL STREET, ROOM 408, NEW YORK, N.Y. 10013
(212) 406 - 2838

DECEMBER 27, 2001

BOARD OF DIRECTORS
CHANCELLOR SECURITIES INC.
50 - 08 96TH ST.
CORONA, NY 11368

TO THE BOARD OF DIRECTORS OF CHANCELLOR SECURITIES INC.

I HAVE EXAMINED THE FINANCIAL STATEMENTS OF CHANCELLOR SECURITIES INC AS OF SEPTEMBER 30, 2001, AND HAVE ISSUED MY REPORT THEREON DATED DECEMBER 27, 2001. AS PART OF MY EXAMINTION, I MADE A STUDY AND EVALUATION OF THE COMPANY'S SYSTEM OF INTERNAL ACCOUNTING CONTROL TO THE EXTENT I CONSIDERED NECESSARY TO EVALUATE THE SYSTEM AS REQUIRED BY GENERALLY ACCEPTED AUDITING STANDARDS. UNDER THESE STANDARDS, THE PURPOSES OF SUCH EVALUATION ARE TO ESTABLISH A BASIS FOR RELIANCE ON THE SYSTEM OF INTERNAL ACCOUNTING CONTROL IN DETERMINING THE NATURE, TIMING, AND EXTENT OF OTHER AUDITING PROCEDURES THAT ARE NECESSARY FOR EXPRESSING AN OPINION ON THE FINANCIAL STATEMENTS AND TO ASSIST THE AUDITOR IN PLANNING AND PERFORMING THE EXAMINATION OF THE FINANCIAL STATEMENTS.

THE OBJECTIVE OF INTERNAL ACCOUNTING CONTROL IS TO PROVIDE REASONABLE, BUT NOT ABSOLUTE, ASSURANCE AS TO THE SAFEGUARDING OF THE ASSETS AGAINST LOSS FROM UNAUTHORIZED USE OR DISPOSITION, AND THE RELIABILITY OF FINANCIAL RECORDS FOR PREPARING FINANCIAL STATEMENTS AND MAINTAINING ACCOUNTABILITY FOR ASSETS. THE CONCEPT OF REASONABLE ASSURANCE RECOGNIZES THAT THE COST OF A SYSTEM OF INTERNAL ACCOUNTING CONTROL SHOULD NOT EXCEED THE BENEFITS DERIVED AND ALSO RECOGNIZES THAT THE EVALUATION OF THESE FACTORS NECESSARILY REQUIRES ESTIMATES AND JUDGEMENTS BY MANAGEMENT.

THERE ARE INHERENT LIMITATIONS THAT SHOULD BE RECOGNIZED IN CONSIDERING THE POTENTIAL EFFECTIVENESS OF ANY SYSTEM OF INTERNAL ACCOUNTING CONTROL. IN THE PERFORMANCE OF MOST CONTROL PROCEDURES, ERRORS CAN RESULT FROM MISUNDERSTANDING OF INSTRUCTION, MISTAKES OF JUDGEMENT, CARELESSNESS, OR OTHER PERSONAL FACTORS. CONTROL PROCEDURES WHOSE EFFECTIVENESS DEPENDS UPON SEGREGATION OF DUTIES CAN BE CIRCUMVENTED BY COLLUSION.

SIMILARLY, CONTROL PROCEDURES CAN BE CIRCUMVENTED INTENTIONALLY BY MANAGEMENT EITHER WITH RESPECT TO THE EXECUTION AND RECORDING OF TRANSACTIONS OR WITH RESPECT TO THE ESTIMATES AND JUDGEMENTS REQUIRED IN THE PREPARATION OF FINANCIAL STATEMENTS. FURTHER, PROJECTION OF ANY EVALUATION OF INTERNAL ACCOUNTING CONTROL TO FUTURE PERIODS IS SUBJECT TO THE RISK THAT THE PROCEDURES MAY BECOME INADEQUATE BECAUSE OF CHANGES IN CONDITION AND THAT THE DEGREE OF COMPLIANCE WITH THE PROCEDURES MAY DETERIORATE.

MY EXAMINATION OF THE FINANCIAL STATEMENTS MADE IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS, INCLUDING THE STUDY AND EVALUATION OF THE COMPANY'S SYSTEM OF INTERNAL ACCOUNTING CONTROL AS OF SEPTEMBER 30, 2001, THAT WAS MADE FOR THE PURPOSES SET FORTH IN THE FIRST PARAGRAPH OF THIS REPORT, WOULD NOT NECESSARILY DISCLOSE ALL WEAKNESSES IN THE SYSTEM BECAUSE IT WAS BASED ON SELECTIVE TESTS OF ACCOUNTING PROCEDURES AND RELATED DATA. HOWEVER, SUCH STUDY AND EVALUATION DISCLOSED NO CONDITIONS THAT I BELIEVE TO BE MATERIAL WEAKNESSES.



LUCY LEE LEW
CERTIFIED PUBLIC ACCOUNTANT